FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements as of March 31, 2011 together with Independent Auditors´ Limited Review Report	1

FINANCIAL STATEMENTS AS OF

MARCH 31, 2011 TOGETHER WITH

INDEPENDENT AUDITORS’ LIMITED

REVIEW REPORT

BALANCE SHEETS AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	03-31-2011	12-31-2010
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,612,085	1,456.799
Due from banks and correspondents	4,376,239	4,226,003

Argentine Central Bank (BCRA)	4,185,019	4,096,805
Other local	2,464	2,463
Foreign	188,756	126,735

	5,988,324	5,682,802

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	2,319,927	2,755,562
Holdings booked at amortized cost (Exhibit A)	175	175
Instruments issued by the BCRA (Exhibit A)	3,811,397	2,768,844
Investments in listed private securities (Exhibit A)	322	269
Less: Allowances (Exhibit J)	186	185

	6,131,635	5,524,665

C. LOANS:
To government sector (Exhibits B, C and D)	207,587	197,778
To financial sector (Exhibits B, C and D)	1,093,415	954,746

Interfinancial – (Calls granted)	,	30,000
Other financing to local financial institutions	973,972	814,393
Interest and listed-price differences accrued and pending collection	119,443	110,353
To non financial private sector and residents abroad (Exhibits B, C and D)	15,267,194	14,285,015

Overdraft	2,478,445	2,366,957
Discounted instruments	2,143,170	2,086,979
Real estate mortgage	838,860	840,841
Collateral Loans	197,947	159,300
Consumer	2,678,324	2,473,244
Credit cards	2,582,693	2,457,922
Other (Note 5 a.)	4,214,188	3,756,482
Interest and listed-price differences accrued and pending collection	163,453	171,582
Less: Interest documented together with main obligation	29,886	28,292
Less: Allowances (Exhibit J)	405,167	383,899

	16,163,029	15,053,640

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	330,787	346,396
Amounts receivable for spot and forward sales to be settled	937,884	225,470
Instruments to be received for spot and forward purchases to be settled	150,422	232,152
Premiums for options bought	5,322	5,582
Unlisted corporate bonds (Exhibits B, C and D)	81,797	78,688
Non-deliverable forward transactions balances to be settled	10,754	24,881
Other receivables not covered by debtor classification regulations	119	119
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	73,938	80,883
Less: Allowances (Exhibit J)	1,990	3,721

	1,589,033	990,450

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	591,011	525,766
Interest accrued pending collection (Exhibits B, C and D)	8,255	6,785
Less: Allowances (Exhibit J)	8,707	7,961

	590,559	524,590

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	121,669	115,995
Other (Note 5.b.) (Exhibit E)	339,605	302,532
Less: Allowances (Exhibit J)	,	4

	461,274	418,523

G. OTHER RECEIVABLES:
Other (Note 5.c.)	435,676	397,261
Other interest accrued and pending collection	2,011	2,695
Less: Allowances (Exhibit J)	115,264	88,594

	322,423	311,362

H. PREMISES AND EQUIPMENT (Exhibit F):	522,584	520,053

I. OTHER ASSETS (Exhibit F):	23,585	23,890

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	74,244	63,688

	74,244	63,688

K. SUSPENSE ITEMS:	4,951	5,026

TOTAL ASSETS:	31,871,641	29,118,689

(Contd.)

BALANCE SHEETS AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	03-31-2011	12-31-2010
LIABILITIES:
L. DEPOSITS (Exhibits H and I):
Government sector	1,075,413	785,956
Financial sector	25,812	10,406
Non financial private sector and residents abroad	23,016,020	21,746,648

Checking accounts	5,465,051	5,070,921
Savings deposits	7,741,363	7,548,744
Time deposits	9,206,905	8,600,142
Investments accounts	62,342	78,009
Other	473,784	389,346
Interest and listed-price differences accrued payable	66,575	59,486

	24,117,245	22,543,010

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	2,611	2,747

Other	2,611	2,747
Banks and International Institutions (Exhibit I)	141,210	88,536
Amounts payable for spot and forward purchases to be settled	98,467	218,075
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	1,087,410	239,497
Premiums for options written	2,333	2,348
Financing received from Argentine financial institutions (Exhibit I)	35,038	7,293

Interfinancial – (Calls granted)	32,800	5,100
Other financing from local financial institutions	2,231	2,189
Interest accrued payable	7	4
Non-deliverable forward transactions balances to be settled	111	8
Other (note 5.d.) (Exhibit I)	1,474,395	1,219,281
Interest and listed-price differences accrued payable (Exhibit I)	657	601

	2,842,232	1,778,386

N. OTHER LIABILITIES:
Dividends payable	804,000	,
Other (note 5.e.)	721,117	707,289

	1,525,117	707,289

O. ALLOWANCES (Exhibit J):	324,324	325,728

P. SUSPENSE ITEMS:	12,457	17,361

TOTAL LIABILITIES:	28,821,375	25,371,774

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	3,050,266	3,746,915

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	31,871,641	29,118,689

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	03-31-2011	12-31-2010
DEBIT ACCOUNTS
Contingent
- Guaranties received	3,030,343	2,894,539
- Contra contingent debit accounts	774,387	678,731

	3,804,730	3,573,270

Control
- Receivables classified as irrecoverable	318,670	329,243
- Other (note 5.f.)	56,608,076	56,115,744
- Contra control debit accounts	643,700	593,304

	57,570,446	57,038,291

Derivatives (Exhibit O)
- “Notional” amount of call options bought	43,832	52,702
- “Notional” amount of put options bought	,	27,402
- “Notional” amount of non-deliverable forward transactions	1,121,258	2,469,931
- Interest rate SWAP	361,409	263,967
- Contra derivatives debit accounts	1,059,983	2,236,418

	2,586,482	5,050,420

For trustee activities
- Funds in trust	12,713	12,653

	12,713	12,653

TOTAL	63,974,371	65,674,634

CREDIT ACCOUNTS
Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	66,706	70,538
- Guaranties provided to the BCRA	99,113	101,609
- Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	457,451	363,828
- Other guaranties given non covered by debtor classification regulations	82,341	75,403
- Other covered by debtor classification regulations (Exhibits B, C and D)	68,776	67,353
- Contra contingent credit accounts	3,030,343	2,894,539

	3,804,730	3,573,270

Control
- Items to be credited	545,386	510,436
- Other	98,314	82,868
- Contra control credit accounts	56,926,746	56,444,987

	57,570,446	57,038,291

Derivatives (Exhibit O)
- “Notional” amount of call options written	50,407	60,082
- “Notional” amount of put options written	,	24,662
- “Notional” amount of non-deliverable forward transactions	1,009,576	2,151,674
- Contra derivatives credit accounts	1,526,499	2,814,002

	2,586,482	5,050,420

For trustee activities
- Contra credit accounts for trustee activities	12,713	12,653

	12,713	12,653

TOTAL	63,974,371	65,674,634

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	03-31-2011	03-31-2010
A. FINANCIAL INCOME
Interest on loans to the financial sector	39,305	28,581
Interest on overdraft	83,936	65,712
Interest on discounted instruments	55,995	36,327
Interest on real estate mortgage	29,817	27,465
Interest on collateral loans	8,809	5,743
Interest on credit card loans	76,178	48,697
Interest on other loans	213,644	156,638
Interest on other receivables from financial transactions	5,165	302
Interest on financial leases	23,833	12,986
Income from secured loans - Decree 1387/01	12,211	21,692
Net income from government and private securities	121,092	179,625
Net income from options	639	,
Indexation by benchmark stabilization coefficient (CER)	8,872	285
Gold and foreign currency exchange difference	45,532	41,236
Other	20,641	25,138

	745,669	650,427

B. FINANCIAL EXPENSE
Interest on checking accounts	,	3,962
Interest on savings deposits	1,902	1,813
Interest on time deposits	196,113	137,460
Interest on interfinancial financing (calls received)	310	84
Interest on other financing of financial institutions	2	13
Interest on other liabilities from financial transactions	1,322	1,277
Other interest	1,592	602
Indexation by CER	47	80
Contribution to the deposit guarantee fund	9,876	8,077
Other	33,164	26,015

	244,328	179,383

GROSS INTERMEDIATION MARGIN - GAIN	501,341	471,044

C. ALLOWANCES FOR LOAN LOSSES	38,523	29,038

D. SERVICE CHARGE INCOME
Related to lending transactions	116,950	85,969
Related to liability transactions	163,869	143,789
Other commissions	19,620	15,423
Other (note 5.g.)	87,451	75,228

	387,890	320,409

E. SERVICE CHARGE EXPENSE
Commissions	79,116	50,840
Other (note 5.h.)	29,837	22,428

	108,953	73,268

(Contd.)

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	03-31-2011	03-31-2010
F. ADMINISTRATIVE EXPENSES
Payroll expenses	316,195	290,618
Fees to Bank Directors and Statutory Auditors	161	165
Other professional fees	6,969	7,388
Advertising and publicity	24,073	17,587
Taxes	36,485	28,405
Fixed assets depreciation	15,013	13,268
Organizational expenses amortization	6,592	5,183
Other operating expenses	74,089	56,324
Other	46,668	37,300

	526,245	456,238

NET GAIN FROM FINANCIAL TRANSACTIONS	215,510	232,909

G. OTHER INCOME
Income from long-term investments	44,960	12,050
Punitive interests	833	743
Loans recovered and reversals of allowances	16,301	16,677
Other (note 5.i.)	36,469	12,931

	98,563	42,401

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	20	190
Charge for uncollectibility of other receivables and other allowances	34,140	21,601
Amortization of difference arising from judicial resolutions	3,542	7,244
Depreciation and losses from miscellaneous assets	99	445
Other	5,390	5,156

	43,191	34,636

NET GAIN BEFORE INCOME TAX	270,882	240,674

I. INCOME TAX (note 4.1)	75,400	81,000

NET INCOME FOR THE PERIOD	195,482	159,674

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish – See note 18)

- Stated in thousands of pesos -

2011									2010
	Capital Stock	Non capitalized contributions	Adjustments to stockholders’ equity(1)	Retained earnings	Unrealized valuation difference	Unappropriated earnings		Total	Total
Movements		Issuance premiums		Legal
1. Balance at beginning of fiscal year	536,361	175,132	312,979	802,385	88,131	1,831,927		3,746,915	2,926,472

2. Stockholders’ Meeting held on March 30, 2011 and March 27, 2009
- Dividends paid in cash	,	,	,	,	,	(804,000	)(2)	(804,000)	,
- Legal reserve	,	,	,	239,636	,	(239,636)		,	,

3. Unrealized valuation difference	,	,	,	,	(88,131)	,		(88,131)	(7,641)

4. Net income for the period	,	,	,	,	,	195,482		195,482	159,674

5. Balance at the end of the period	536,361	175,132	312,979	1,042,021	,	983,773		3,050,266	3,078,505

(1)	Adjustments to stockholders’ equity refers to Adjustment to Capital Stock.
(2)	Approved by the B.C.R.A. through its Resolution No 312/04/11 dated March 18, 2011 and paid on April 26, 2011.

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	03-31-2011	03-31-2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	5,835,595 (1)	5,273,542 (1)
Cash and cash equivalents at the end of the period	6,129,325 (1)	5,599,826 (1)

Net increase in cash and cash equivalents	293,730	326,284

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	(464,560)	239,458
- Loans	(561,610)	425,843

to financial sector	(162,689)	1,953
to non-financial public sector	(4,687)	(3,057)
to non-financial private sector and residents abroad	(394,234)	426,947
- Other receivables from financial transactions	38,296	(24,245)
- Receivables from financial leases	(65,969)	14,506
- Deposits	1,331,292	34,569

to financial sector	15,406	(3,406)
to non-financial public sector	285,194	61,772
to non-financial private sector and residents abroad	1,030,692	(23,797)
- Other liabilities from financial transactions	380,416	23,302

Financing from financial or interfinancial sector (calls received)	27,700	2,323
Others (except liabilities included in Financing Activities)	352,716	20,979
Collections related to service charge income	386,860	320,444
Payments related to service charge expense	(108,846)	(73,253)
Administrative expenses paid	(491,786)	(488,710)
Organizational and development expenses paid	(11,577)	(10,795)
Net collections from punitive interest	813	553
Differences from judicial resolutions paid	(3,542)	(7,244)
Collections of dividends from other companies	2,228	1,200
Other collections related to other income and expenses	42,622	14,659

Net cash flows provided by operating activities	474,637	470,287

Investment activities
Net payments from premises and equipment	(17,544)	(33,005)
Net collections from other assets	206	279
Other (payments) / collections from investment activities	(44,941)	8,993

Net cash flows used in investment activities	(62,279)	(23,733)

Financing activities
Net collections/ (payments) from:
- Argentine Central Bank	(140)	(75)

Other	(140)	(75)
- Banks and international agencies	52,674	(17,668)
- Financing received from local financial institutions	42	59
Other payments related to financing activities	(171,204)	(102,586)

Net cash flows used in financing activities	(118,628)	(120,270)

Financial results and results from holdings of cash and cash equivalents (including interest)	,	,

Net increase in cash and cash equivalents	293,730	326,284

(1)	See note 16 “Statements of cash and cash equivalents flow”

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2011, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2010, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF MARCH 31, 2010

(Translation of financial statements originally issued in Spanish—See note 18)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF or the Bank) has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.97% of the corporate stock as of March 31, 2011.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of		Form of placement	Amount	Total
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce
Capital Stock as of December 31, 2006:				471,361

03-27-2009	10-05-2009	(1)	65,000	536,361	(2)

(1)	For payment of share dividend.

(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Consolidar Comercializadora S.A. merged by absorption into BBVA Banco Francés S.A.

On February 10, 2011, the Board of Directors of BBVA Banco Francés S.A. and Consolidar Comercializadora S.A. entered into a “Preliminary merger agreement”, whereby BBVA Banco Francés S.A. will incorporate Consolidar Comercializadora S.A. on the basis of these companies’ financial statements as of December 31, 2010.

On March 30, 2011, the Ordinary and Extraordinary Shareholders’ Meeting of BBVA Banco Francés S.A. and the Extraordinary Shareholders’ Meeting of Consolidar Comercializadora S.A., approved said preliminary merger agreement, as well as the consolidated merging balance sheet as of December 31, 2010 and the shares’ exchange ratio.

In addition, the Shareholders’ Meeting of BBVA Banco Francés S.A. above mentioned, approved the increase in capital stock of BBVA Banco Francés S.A. by issuing 516,544 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, to be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Consolidar Comercializadora S.A.

The exchange ratio agreed upon is 0.01114391 ordinary shares of BBVA Banco Francés S.A. for each ordinary share of Consolidar Comercializadora S.A. Therefore, the shareholders of Consolidar Comercializadora S.A. will be entitled to receive 0.01114391 ordinary shares of BBVA Banco Francés S.A. for each ordinary share that they hold in Consolidar Comercializadora S.A.’s capital stock.

The decisions adopted shall be subject to the approval of the competent authorities.

1.4	Sale of Consolidar Compañía de Seguros de Retiro S.A.

On March 31, 2011, a purchase and sale agreement was executed for the aggregate shares held by Consolidar Compañía de Seguros de Retiro S.A. (Consolidar Retiro) between BBVA Banco Francés S.A., holder of 66.21% of the capital stock, and Banco Bilbao Vizcaya Argentaria S.A., holder of 33.79% of the capital stock, in their capacities as selling shareholders, and Orígenes Compañía de Seguros de Retiro S.A., C.M.S. de Argentina S.A. and Grupo Dolphin Holding S.A., in their capacities as buying shareholders.

Pursuant to said agreement, a price has been established for the shares, at 380,000, adjustable on the basis of the proceeds resulting from the potential sale of the interest held by Consolidar Retiro in the real estate for own use where it has its offices. The price will be paid pro rata of the shareholding of each one of the sellers in Consolidar Retiro. In addition, the closing of the transaction is subject to the satisfactory fulfillment of certain conditions precedent, which include the authorization of the National Superintendence of Insurance (S.S.N.).

1.5	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid – in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2010, while the Statements of Income, Changes in

Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of March 31, 2010.

Pursuant to Communication “A” 5047, dated March 4, 2010, effective as from July 1, 2010, BCRA modified the requirements concerning the manner of presenting transactions whereby the bank grants financial leases. As a result, and for comparative purposes, the Bank modified the balances in the Statement of Income as of March 31, 2010.

On February 11, 2011, pursuant to Communication “A” 5180 and supplementary rules, BCRA has incorporated certain changes into its rules concerning the valuation and presentation of debt instruments issued by the non-financial public sector and of debt instruments used as monetary regulation tools that shall come into force on March 1, 2011. As a result, for comparative purposes, the Bank has adapted the presentation of the balances of such assets in the Balance Sheet as of December 31, 2010.

It must be clarified that these changes do not have a significant impact on the presentation of the financial statements as of such dates considered as a whole.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2011 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

I.	As of March 31, 2011:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of the close of the period. Differences in listed prices were credited/charged to income for the period.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of the close of the period. Differences in listed prices were charged to income for the period.

II.	As of December 31, 2010:

As stated in Note 2.2., for comparative purposes, the Bank adapted the presentation of the balances of these assets in the Balance Sheet.

•	Holdings booked at fair value and instruments issued by the BCRA at fair value:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale) for 4,813 and 65,962, respectively: they were valued based on current listed prices for each security as of the close of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

•

Holdings available for sale (Government Securities) for 695,479: according to Communication “A” 4702, the Government securities expressly included in the list of volatilities published by the BCRA on a monthly basis, were classified as “Available for sale”.

They were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2010, the amount recorded was 87,877 (income).

•

Unlisted government securities for 2,055,270: they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898.

•

Holdings available for sale (Instruments issued by the BCRA) for 532,818: according to Communication “A” 4702, the instruments issued by the BCRA expressly included in the list of volatilities published by the BCRA on a monthly basis, were classified as “Available for sale”.

They were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2010, the amount recorded was 254 (income).

•	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost:

•

Unlisted government securities for 175: they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898.

•

Unlisted instruments issued by the BCRA for 2,170,064: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2010, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments for 269: they were valued based on current listed prices as of the close of the fiscal year. Differences in listed prices were charged to income for the fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of March 31, 2011 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180 and “A” 4898, respectively. An amount has been added to said balancing account to match their book values to fair values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of March 31, 2011 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-	Federal government secured loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of March 31, 2011 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-	Securities: with Holdings booked at fair value and Instruments issued by B.C.R.A at fair value: according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2011 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of March 31, 2011 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of March 31, 2011 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical installments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Francés Administradora de Inversiones S.A: were valued by the equity method at the end of the period or fiscal year.

-	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•

Visa Argentina S.A.: was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2010, plus new capital contributions and dividend distribution until March 31, 2011 and December 31, 2010, as appropriate.

•

Bladex S.A. (included in Other—Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of March 31, 2011 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,334,383 and 1,330,841, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch—Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of March 31, 2011 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions receivable/payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Call and put options bought and written:

As of March 31, 2011 and December 31, 2010 these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the period or fiscal year.

•	Repo transactions

As of March 31, 2011, they were valued on the basis of the quotations prevailing for each security at the end of the period. Quotation differences were charged to income (loss) for the period.

o)	Term investments yielding variable income—Communication “A” 2482 and supplemented:

As of March 31, 2011, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the change in the price of the assets or the indicators contained in the provision and the terms and conditions of the respective transactions were also considered. Any said change was restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of March 31, 2011 and the end of the previous fiscal year.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

-	As of March 31, 2011 and 2010, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of March 31, 2011 and 2010, the Bank calculated the earning per share on the basis of 536,361,306 ordinary shares of $ 1 par value each. The net income for each period on those dates is as follows:

	03-31-2011	03-31-2010
Net income for the period	195,482	159,674
Earning per share for the three-month period – (stated in pesos)	0.36	0.30

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation and disclosure criteria incorporated to the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

I. Valuation criteria

a)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 88,700 and 62,300 as of March 31, 2011 and the end of the previous fiscal year, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of March 31, 2011 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have increased in 4.090 and 3,729, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended March 31, 2011 and 2010 would have been 361 (income) and 1,541 (income), respectively.

c)	Consolidar A.F.J.P. S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of March 31, 2011 and the end of the previous fiscal year to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

II. Valuation criteria and aspects related to disclosure of information

a)	Holdings available for sale

As of December 31, 2010, the Bank charged to the account “Unrealized valuation difference” in stockholders’ equity an income of 88,131, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of December 31, 2010 and March 31, 2010, 102,264 (income), and 7,641 (loss), respectively, should have been charged to income for the fiscal year or period, respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of March 31, 2011 and 2010, the Bank recorded 75,400 and 81,000, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of March 31, 2011 and the end of the previous fiscal year, the Bank has booked 229,144 and 177,757, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of March 31, 2011 and the end of the previous fiscal year, the Bank records under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 88,700 and 62,300, respectively. Such amounts are made up as follows:

	03-31-2011	12-31-2010
Deferred tax assets	353,800	473,900
Deferred tax liabilities	(265,100)	(411,600)

Net deferred assets	88,700	62,300
Allowance	(88,700)	(62,300)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for a further ten years. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of March 31, 2011 and 2010, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)	In the year 1998 through 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Bank in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court in connection with the case file for fiscal period 1992. The judgment annuls the judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

As concerns the proceedings for the fiscal periods 1994 through 1999, on December 2, 2008, the Supreme Court of Justice of Argentina confirmed the judgment favorable to the Bank.

On November 18, 2010, the Bank was notified by the Supreme Court of Justice of Argentina that the favorable judgment had been confirmed in connection with the proceedings for the fiscal period 1993.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Banco Francés S.A. to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into Pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires. On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Banco Francés S.A. should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

As regards the rest of the debt claimed, the above agency established a plan of payment in installments to which the Bank has adhered acknowledging that said adhesion does not entail a recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt, on June 25, 2009 the Bank paid the first of the remaining 120 monthly installments and since then, the Bank has been paying the monthly installments as they accrue. On October 9, 2009, the Bank filed with the Tax Bureau of the City of Buenos Aires a request for the refund of the taxes paid with the prepayment above mentioned and the installments already paid. This petition included a reserve that the Bank may include in the complaint filed with the administrative authorities all the installments that had not yet accrued to the extent they are paid by the Bank. However, on October 4, 2010, the Bank cancelled all the outstanding moratorium balances in the framework of the plan of payment in installments set out by Law No. 3461/2010.

The Bank’s Management does not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	03-31-2011	12-31-2010
a) LOANS

Loans granted to pre-finance and finance exports	2,662,591	2,329,504
Fixed-rate financial loans	1,465,988	1,392,175
Other	85,609	34,803

Total	4,214,188	3,756,482

b) INVESTMENTS IN OTHER COMPANIES

In controlled companies-supplementary activities	284,481	249,788
In other non-controlled companies-unlisted	40,927	37,321
In non-controlled companies-supplementary activities	14,197	15,423

Total	339,605	302,532

c) OTHER RECEIVABLES

Prepayments	105,600	94,396
Guarantee deposits	127,012	102,105
Tax prepayments (1)	100,615	71,304
Miscellaneous receivables	99,483	125,229
Other	2,966	4,227

Total	435,676	397,261

(1) As of March 31, 2011 and the end of the previous fiscal year, it includes the deferred tax asset for 88,700 and 62,300, respectively (see note 4.1.).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Collections and other operations for the account of third parties	533,764	290,211
Accounts payable for consumption	405,809	394,705
Other withholdings and collections at source	202,366	202,429
Money orders payable	195,960	179,820
Loans received from Argentine Technological Fund (FONTAR)	33,899	38,391
Pending Banelco debit transactions	17,775	28,493
Loans received from Interamerican Development Bank (BID)	15,260	18,420
Other	69,562	66,812

Total	1,474,395	1,219,281

e) OTHER LIABILITIES

Accrued taxes	287,003	232,037
Accrued salaries and payroll taxes	197,862	185,008
Miscellaneous payables	171,714	223,193
Amounts collected in advance	63,450	65,126
Other	1,088	1,925

Total	721,117	707,289

	03-31-2011	12-31-2010
f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	36,770,619	36,645,801
Items in safekeeping	17,275,066	17,016,419
Checks not yet credited	1,760,966	1,697,519
Collections items	425,373	430,819
Checks drawn on the Bank pending clearing	305,792	245,783
Other	70,260	79,403

Total	56,608,076	56,115,744

	03-31-2011	03-31-2010

g) SERVICE CHARGE INCOME

Commissions for hiring of insurances	37,930	30,096
Rental of safe-deposit boxes	16,692	11,435
Commissions for loans and guaranties	12,441	7,078
Commissions for transportations of values	2,216	2,910
Commissions for salary payment	2,088	1,850
Commissions for capital market transactions	1,444	4,049
Commissions for trust management	244	282
Other	14,396	17,528

Total	87,451	75,228

h) SERVICE CHARGE EXPENSE

Turn-over tax	22,840	16,360
Insurance paid on lease transactions	4,530	4,041
Other	2,467	2,027

Total	29,837	22,428

i) OTHER INCOME

Deferred income tax (1)	26,400	8,000
Related parties expenses recovery	3,050	2,043
Gain from the sale of premises and equipment and other assets	452	111
Rent	276	231
Other	6,291	2,546

Total	36,469	12,931

(1) Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Banco Francés S.A. and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Banco Francés S.A. and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

Both the Bank’s Management and its legal advisors understand that the Bank has assessed these cases on the basis of a duly timed analysis, following the internal procedures in place for these situations. Further, they understand that the Bank has duly applied in these two cases all current rules and regulations and that no adverse impact on the Bank’s financial position is expected in this respect.

7.	RESTRICTIONS ON ASSETS

As of March 31, 2011 and the end of the previous fiscal year, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 87,680 and 100,005, respectively, in Guaranteed Bonds maturing in 2018 and as of March 31, 2011, 9,800 in bonds issued by the Argentine Government maturing in 2014, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,621 and 1,591, respectively, to secure debts with the BCRA.

c)	The Bank appropriated BCRA Bills (Badlar), in an amount of 74,279 and 67,341, respectively, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of March 31, 2011 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2011	2010	2011	2010	2011	2010
BBVA S.A.	16,473	24,495	806,480	8,723	27,654	188,713
Francés Valores Sociedad de Bolsa S.A.	18	726	1,511	2,118	4,540	2,845
Consolidar A.R.T. S.A.	45	96	69,305	88,713	,	6,772
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	,	1	68,299	61,765	91,710	77,515
Consolidar Cía. de Seguros de Retiro S.A.	9	3,738	4,202	585	11	57,505
Francés Administradora de Inversiones S.A.	29	174	14,309	19,254	20,056	12,592
BBVA Consolidar Seguros S.A.	8,630	8,462	1,665	2,328	,	943
PSA Finance Argentina Cía. Financiera S.A.	492,409	399,888	870	1,608	,	50,000
Rombo Cía. Financiera S.A.	289,926	269,288	5,194	5,194	,	109,000
Consolidar Comercializadora S.A.	,	52	11,503	19,808	49,301	42,335
Inversora Otar S.A.	,	,	346	360	786,399	773,796

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 11.1030% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Bank had entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of March 31, 2011 and the previous fiscal year, the assets of Diagonal Trust amount to 2,421 and 2,405, respectively, considering its recoverable value.

Besides, as of March 31, 2011 and the end of the previous fiscal year the Bank has recorded the assets of Maginot Trust, whose book value amounts to 382 and 338, respectively. In addition, as of March 31, 2011 and the end of the previous fiscal year, the Bank recorded the Fideicomiso Corp Banca assets for 5,371 as well as the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,539.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2. Non Financial Trusts

The Bank acts as trustee in 28 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 181,206 and 207,628 as of March 31, 2011 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

In turn, the Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

The Ordinary and Extraordinary Shareholders’ Meeting of BBVA Banco Francés S.A. dated March 30, 2011 resolved that, considering the country’s favorable context in terms of national macroeconomics, as well as the conditions prevailing in international markets, and in particular, given the good growth prospects foreseen for the banking and financial industry, it would be advisable to raise the maximum amount of the global note program from US$ 300,000,000 (or its equivalent in other currencies) to US$ 500,000,000 (or its equivalent in other currencies) outstanding at any time.

As of the date of issuance of these financial statements, the Bank has not issued Corporate Bonds related to this Program.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of March 31, 2011:

a)	Interest rate swaps for 262,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 39,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 2 years for which the Bank pays a fixed amount, and receives a variable amount in accordance with changes in the Badlar.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating an income as of the end of the period for 1,632.

The estimated market value of said instruments amounts to 4,983 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 301,500.

b)	Interest rate swap for 59,909 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts – Debit Accounts –Derivatives – Interest rate SWAP” for 59,909.

c)	Non-deliverable forward purchase and sale transactions in foreign currency and ratios payable in Pesos, maturing within a period not exceeding 1 year, for 1,121,258 and 1,009,576, which are recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the period for 769.

d)	Call options bought for 43,832 and call options written for 50,407 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of call options bought” for 43,832 and under “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of call options written” for 50,407.

These transactions have been valued in accordance with the description in note 2.3.n) generating 692 income as of the end of the period.

The Bank does not carry balances from put options in force as of March 31, 2011. This notwithstanding, the transactions conducted as of March 31, 2011 have yielded 54 in loss at the end of the period.

e)	Forward sales due to BCRA Bills repurchase agreements for 910,591, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 6,213 income as of the end of the period.

The Bank does not carry balances from reverse repos in force as of March 31, 2011. This notwithstanding, the transactions conducted as of March 31, 2011 have yielded 124 in loss at the end of the period.

II.	Transactions as of December 31, 2010:

a)	Interest rate swaps for 202,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating an income as of the end of the fiscal year for 3,533.

The estimated market value of said instruments amounts to 4,602 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 202,500.

b)	Interest rate swap for 61,467 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts – Debit Accounts –Derivatives – Interest rate SWAP” for 61,467.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,469,931 and 2,151,674, which are recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating loss as of the end of the fiscal year for 19,051.

d)	Call options bought for 52,702 and call options written for 60,082 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of call options bought” for 52,702 and under “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of call options written” for 60,082.

Put options bought for 27,402 and put options written for 24,662 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of put options bought” for 27,402 and under “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of put options written” for 24,662.

These transactions have been valued in accordance with the description in note 2.3.n) generating 4,494 income as of the end of the fiscal year.

e)	The Bank does not carry balances from repos and/or reverse repos in force as of December 31, 2010. This notwithstanding, the transactions conducted during fiscal 2010 have yielded 27,127 in income at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1 Compliance with the requirements to act as agent in the Over-the-counter Market

As of March 31, 2011, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

13.2 Investment Funds custodian

As of March 31, 2011 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, tax-credit certificates, securities issued by the Argentine Central Bank, investments financial trust certificates, Cedears and ADRS in safekeeping in the amount of 1,264,813 and 1,199,165, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts – Debit Accounts – Control – Other”.

The Investment Funds’ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	03-31-2011	12-31-2010
FBA Acciones Globales	71,831	70,827
FBA Total	16,115	15,998
FBA Renta	16,211	15,731
FBA Renta Pesos	992,675	942,439
FBA Renta Dólares	4,491	4,388
FBA Bonos Latinoamericanos	13,730	14,904
FBA Calificado	122,948	120,387
FBA Internacional	617	588
FBA Ahorro Dólares	11,175	11,011
FBA Renta Fija	20,523	21,358
FBA Ahorro Pesos	326,475	280,034
FBA Renta Premium	10,445	10,672
FBA Europa	4,674	2,604
FBA Horizonte	50,639	49,081
FBA EEUU	6,061	3,447
FBA Renta Corto Plazo	474	608
FBA Acciones Latinoamericanas	26,726	25,861
FBA Bonos Argentina	5,650	4,894
FBA Brasil	37,531	35,886
FBA México	1,247	1,187
FBA Commodities	67	60
FBA Acciones Argentinas	663	704
FBA Bonos Globales	76	76

Total	1,741,044	1,632,745

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favorably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

a)	On March 30, 2011, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the allocation of earnings as follows:

•	To Legal Reserve: 239,636

•	To cash dividends: 804,000 (*)

•	To Unappropriated earnings: 154,543

(*) On March 18, 2011, the BCRA through its Resolution No. 312/04/11 approved the distribution of 804,000 cash dividends. On April 26, 2011 the cash dividends were paid.

b)	In accordance with Communication “A” 5072, issued on May 6, 2010, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of March 31, 2011:

COMPUTABLE COMPLIANCE IN PESOS
Cash	675,932
Special Guarantee Accounts	132,250
BCRA Checking Account	1,685,134
Cash in transit	69
Cash in valuables’ transportation	412,927
Special Social Security accounts	34,248
Franchises	165,837

TOTAL	3,106,397

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of Pesos)
Cash	353,879
BCRA Checking Account	2,417,927
Cash in transit	225
Cash in valuables’ transportation	80,771

TOTAL	2,852,802

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of Pesos)
Cash	61,998
BCRA Checking Account	47,549
Cash in transit	19
Cash in valuables’ transportation	17,780

TOTAL	127,346

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03-31-11	12-31-10	03-31-10	12-31-09
a) Cash and due from banks	5,988,324	5,682,802	5,415,474	5,160,260

b) Government securities	26,131	4,813	48,274	8,352

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period or fiscal year	114,870	147,980	136,078	104,930

CASH AND CASH EQUIVALENTS	6,129,325	5,835,595	5,599,826	5,273,542

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period or fiscal year date.

17.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

18.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 03-31-2011	Book balance as of 12-31-2010	Position without options	Final position
GOVERNMENT SECURITIES
Government securities at fair value
Local
In pesos
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (1)	5439	1,072,740	1,072,740		1,072,740	1,072,740
Secured Bonds due 2020	2423	887,695	887,695		887,695	887,695
Federal Government Bond in Pesos due 2015	5441	250,432	250,432		250,432	250,432
Secured Bonds due 2018	2405	88,860	88,860		88,860	88,860
Federal Government Bonds in Pesos Badlar + 350 pb due 2013	5438	15,246	15,246		15,246	15,246
Other		4,243	4,243		4,243	4,243

Subtotal in pesos			2,319,216	2,609,390	2,319,216	2,319,216

In foreign currency
Other		711	711		452	452

Subtotal in foreign currency			711	146,172	452	452

Subtotal Government securities at fair value			2,319,927	2,755,562	2,319,668	2,319,668

Government securities at amortized cost
Local
In pesos
Other			164		164	164

Subtotal in pesos			164	164	164	164

In foreign currency
Other			11		11	11

Subtotal in foreign currency			11	11	11	11

Subtotal Government securities at amortized cost			175	175	175	175

(1)	It includes 978,117 from holdings received in exchange for secured loans and 58,853 from the cancellation of Fideicomiso Nues trust participation certificates.

EXHIBIT A
(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 03-31-2011	Book balance as of 12-31-2010	Position without options	Final position
Instruments issued by the BCRA
BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 04-20-11	46089	369,079	369,079		369,079	369,079
Argentine Central Bank Internal Bills due 05-04-11	46053	261,658	261,658		261,658	261,658
Argentine Central Bank Internal Bills due 04-27-11	46018	109,585	109,585		109,585	109,585
Other		26,529	26,529		26,529	26,529

Subtotal at fair value			766,851	598,780	766,851	766,851

Repurchase transactions
Argentine Central Bank Internal Bills due 02-08-12	46125	910,591	910,591		,	,

Subtotal repurchase transactions			910,591	,	,	,

At amortized cost
Argentine Central Bank Internal Bills due 06-22-11	46156		390,302		390,302	390,302
Argentine Central Bank Internal Bills due 06-08-11	46158		146,981		146,981	146,981
Argentine Central Bank Internal Bills due 04-06-11	46083		139,792		139,792	139,792
Other			9,379		9,379	9,379

Subtotal at amortized cost			686,454	935,615	686,454	686,454

BCRA Notes
At fair value
Argentine Central Bank Internal Bills (Badlar) due 08-06-11	46144	152,355	152,355		152,355	152,355
Argentine Central Bank Internal Bills (Badlar) due 11-23-11	46162	102,870	102,870		102,870	102,870
Argentine Central Bank Internal Bills (Badlar) due 08-31-11	46145	101,900	101,900		101,900	101,900
Other		9,615	9,615		9,615	9,615

Subtotal at fair value			366,740	,	366,740	366,740

At amortized cost
Argentine Central Bank Internal Bills (Badlar) due 26-05-11	46119		304,133		304,133	304,133
Argentine Central Bank Internal Bills (Badlar) due 07-27-11	46112		206,870		206,870	206,870
Argentine Central Bank Internal Bills (Badlar) due 10-19-11	46136		199,311		199,311	199,311
Argentine Central Bank Internal Bills (Badlar) due 08-03-11	46150		102,995		102,995	102,995
Argentine Central Bank Internal Bills (Badlar) due 08-24-11	46161		102,339		102,339	102,339
Argentine Central Bank Internal Bills (Badlar) due 05-11-11	46141		101,952		101,952	101,952
Other			63,161		51,317	51,317

Subtotal at amortized cost			1,080,761	1,234,449	1,068,917	1,068,917

Subtotal instruments issued by the BCRA			3,811,397	2,768,844	2,888,962	2,888,962

TOTAL GOVERNMENT SECURITIES			6,131,499	5,524,581	5,208,805	5,208,805

EXHIBIT A
(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 03-31-2011	Book balance as of 12-31-2010	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
Local
In foreign currency
Telefónica de Argentina Corporate Bonds	40146	126	126		126	126
Petrobrás Energía Corporate Bonds	40668	81	81		81	81
Other			6		6	6

Subtotal in foreign currency			213	213	213	213

Subtotal Other debt instruments			213	213	213	213

Other Equity instruments
From abroad
In foreign currency
Silicon Graphics Inc.		87	87		87	87
Other		22	22		22	22

Subtotal in foreign currency			109	56	109	109

Subtotal Equity instruments			109	56	109	109

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			322	269	322	322

TOTAL GOVERNMENT AND PRIVATE SECURITIES			6,131,821	5,524,850	5,209,127	5,209,127

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	03-31-2011	12-31-2010
COMMERCIAL PORTFOLIO
Normal performance	10,774,105	9,883,361

Preferred collaterals and counter guaranty “A”	211,069	213,568
Preferred collaterals and counter guaranty “B”	190,046	170,857
Without senior security or counter guaranty	10,372,990	9,498,936
With special follow-up	22,097	21,955

Under observation
Without senior security or counter guaranty	22,097	21,955
With high risk of uncollectibility	5,876	3,927

Without senior security or counter guaranty	5,876	3,927
Uncollectible	878	2,010

Without senior security or counter guaranty	878	2,010

Total	10,802,956	9,911,253

EXHIBIT B
(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	03-31-2011	12-31-2010
CONSUMER AND HOUSING PORTFOLIO
Normal performance	6,990,692	6,611,369

Preferred collaterals and counter guaranty “A”	11,827	12,019
Preferred collaterals and counter guaranty “B”	778,629	774,812
Without senior security or counter guaranty	6,200,236	5,824,538
Low risk	52,799	43,353

Preferred collaterals and counter guaranty “B”	6,334	5,046
Without senior security or counter guaranty	46,465	38,307
Medium risk	37,739	31,442

Preferred collaterals and counter guaranty “B”	923	1,229
Without senior security or counter guaranty	36,816	30,213
High risk	28,241	30,097

Preferred collaterals and counter guaranty “B”	1,069	833
Without senior security or counter guaranty	27,172	29,264
Uncollectible	3,675	3,779

Preferred collaterals and counter guaranty “B”	1,684	1,637
Without senior security or counter guaranty	1,991	2,142
Uncollectible, classified as such under regulatory requirements	28	87

Without senior security or counter guaranty	28	87

Total	7,113,174	6,720,127

General Total (1)	17,916,130	16,631,380

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts—Credit—Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	03-31-2011		12-31-2010
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	3,115,902	17.39%	2,921,405	17.57%
50 next largest clients	3,241,766	18.09%	2,883,984	17.34%
100 following clients	1,630,339	9.10%	1,494,913	8.99%
Remaining clients	9,928,123	55.42%	9,331,078	56.10%

Total (1)	17,916,130	100.00%	16,631,380	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	,	219	85,957	,	86,163	,	35,248	207,587
Financial sector	,	153,785	97,035	139,288	230,603	304,567	168,137	1,093,415
Non financial private sector and residents abroad	21,851	6,126,019	2,270,623	2,346,217	1,818,560	1,693,812	2,338,046	16,615,128

TOTAL	21,851	6,280,023	2,453,615	2,485,505	2,135,326	1,998,379	2,541,431	17,916,130	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	03-31-2011	12-31-2010	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local										thousand of pesos
33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	12,063	11,745	Stockholder	03-31-2011	6,390	12,702	335
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	15,697	22,076	Pensions fund manager	03-31-2011	65,739	29,128	(17,950)
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	32,274,350	217,555	178,875	Insurance company	03-31-2011	48,745	328,584	92,932
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	72,049	68,295	Financial institution	03-31-2011	52,178	144,098	7,508
30548590163	Francés Administradora de Inversiones S.A.	Common	1$	1	230.398	39,166	37,092	Sociedad Gerente de FCI	03-31-2011	243	41,227	2,182

		Subtotal controlled				356,530	318,083

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	48,600	46,699	Financial Institution	03-31-2011	60,000	121,501	4,753
30598910045	Visa Argentina S.A	Common	1$	1	1,420,496	5,808	5,808	Services to companies	05-31-2010	15,000	151,461	91,332
30604796357	Banelco S.A.	Common	1$	1	2,574,907	7,852	7,266	Information services	06-30-2010	23,599	58,440	11,264
	Other					537	2,349
	Foreign
	Other					1,020	1,001

		Subtotal noncontrolled				63,817	63,123

		Total in financial institutions, supplementary and authorized				420,347	381,206

	IN OTHER COMPANIES
	Non controlled
	Local
30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	29,289	26,241	Workers compensation	03-31-2011	77,684	234,315	38,317
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	11,587	11,027	Insurance	03-31-2011	10,651	109,170	10,116
	Foreign
	Other					51	53

		Subtotal non controlled				40,927	37,321

		Total in other companies				40,927	37,321

		Total investments in other companies				461,274	418,527

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 03-31-2011	Net book value at 12-31-2010
					Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	358,657	6,616	(24)	580	50	4,144	360,525	358,657
Furniture and Facilities	85,258	8,456	24	,	10	3,028	90,710	85,258
Machinery and Equipment	73,550	2,911	,	,	5	7,651	68,810	73,550
Automobiles	2,588	201	,	60	5	190	2,539	2,588

Total	520,053	18,184	,	640		15,013	522,584	520,053

OTHER ASSETS
Advances to suppliers of goods	461	1,978	,	433	,	,	2,006	461
Works of Art	983	,	,	,	,	,	983	983
Leased assets	3,986	,	,	,	50	22	3,964	3,986
Property taken as security for loans	4,673	,	,	1,350	50	12	3,311	4,673
Stationery and office supplies	4,193	1,698	,	2,111	,	,	3,780	4,193
Other	9,594	,	,	,	50	53	9,541	9,594

Total	23,890	3,676	,	3,894		87	23,585	23,890

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE THREE MONTH PERIOD

ENDED MARCH 31, 2011 AND THE FISCAL YEAR ENDED DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the period
				Years of useful life	Amount	Net book value at 03-31-2011	Net book value at 12-31-2010
Organization and Development expenses (1)	63,688	17,148	,	1 & 5	6,592	74,244	63,688
Organization and development non-deductible expenses	,	3,542	,	,	3,542	,	,

Total	63,688	20,690	,		10,134	74,244	63,688

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	03-31-2011		12-31-2010
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	1,911,920	7.93%	1,490,570	6.61%
50 next largest clients	1,757,310	7.29%	1,516,098	6.73%
100 following clients	1,545,744	6.41%	1,385,201	6.14%
Remaining clients	18,902,271	78.37%	18,151,141	80.52%

TOTAL	24,117,245	100.00%	22,543,010	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	20,510,443	2,798,997	480,115	201,657	126,033	,	24,117,245

Other liabilities from financial transactions
Argentine Central Bank	2,611	,	,	,	,	,	2,611
Banks and International Institutions	36,102	59,153	40,736	3,129	2,339	,	141,459
Financing received from Argentine financial institutions	33,215	570	,	556	1,105	,	35,446
Other	1,428,522	5,701	7,864	14,060	13,855	4,393	1,474,395

Total	1,500,450	65,424	48,600	17,745	17,299	4,393	1,653,911

TOTAL	22,010,893	2,864,421	528,715	219,402	143,332	4,393	25,771,156

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE THREE MONTH PERIOD ENDED

MARCH 31, 2011 AND THE FISCAL YEAR ENDED DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	03-31-2011	12-31-2010
DEDUCTED FROM ASSETS
Government securities
- For impairment value	185	65,155	(5)	,	65,154	186	185
Loans
- Allowance for doubtful loans	383,899	39,232	(1)	,	17,964	405,167	383,899
Other receivables from financial transactions
- Allowance for doubtful receivables	3,721	530	(1)	1,228	1,033	1,990	3,721
Receivables from financial leases
- Allowance for doubtful receivables	7,961	746	(1)	,	,	8,707	7,961
Investments in other companies
- For impairment value (3)	4	,		4	,	,	4
Other receivables
- Allowance for doubtful receivables (2)	88,594	27,065		,	395	115,264	88,594

Total	484,364	132,728		1,232	84,546	531,314	484,364

LIABILITIES - ALLOWANCES
- Contingents commitments (1)	438	,		7	,	431	438
- Other contingencies	325,290	6,459	(4)	5,243	2,613	323,893	325,290

Total	325,728	6,459		5,250	2,613	324,324	325,728

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2010. The proceeds related to the Bank’s interest in the above-mentioned company were received on March 28, 2011 due to the company’s liquidation.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.r).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

- Government Securities	1
- Loans	709
- Other receivables from financial transactions	18
- Other receivables	130

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	536,361,306	1	536,316	,	45	(1)	536,361	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.

(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos

Accounts	03-31-2011						12-31-2010
	Total of the period	Total of the period (per type of currency)					Total of the fiscal year
		Euro	US Dollars	Pounds Sterling	Yen	Other
ASSETS
Cash and due from banks	3,177,388	136,631	3,027,372	719	565	12,101	2,941,844
Government and private securities	1,044	,	1,044	,	,	,	146,452
Loans	3,099,169	1,284	3,097,885	,	,	,	2,634,361
Other receivables from financial transactions	160,945	57,585	103,360	,	,	,	528,540
Receivables from financial leases	2,230	,	2,230	,	,	,	2,148
Investments in other companies	1,071	,	1,071	,	,	,	1,055
Other receivables	62,848	238	62,610	,	,	,	61,307
Suspense items	185	,	185	,	,	,	614

TOTAL	6,504,880	195,738	6,295,757	719	565	12,101	6,316,321

LIABILITIES
Deposits	5,209,106	80,183	5,128,923	,	,	,	4,880,242
Other liabilities from financial transactions	956,742	107,979	843,589	473	25	4,676	1,028,837
Other liabilities	23,513	10,021	13,492	,	,	,	18,284
Suspense items	1,797	,	1,797	,	,	,	363

TOTAL	6,191,158	198,183	5,987,801	473	25	4,676	5,927,726

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	190,166	10,462	179,704	,	,	,	163,713
Control	15,220,457	94,278	15,019,353	3,497	,	102,879	15,555,915
Derivatives	43,832	,	43,832	,	,	,	80,104

TOTAL	15,454,455	104,740	15,242,889	3,497	,	102,879	15,799,732

Credit accounts (except contra credit accounts)
Contingent	350,817	10,603	340,214	,	,	,	264,583
Control	73,541	41,070	32,471	,	,	,	49,775
Derivatives	50,407	,	50,407	,	,	,	84,744

TOTAL	474,765	51,673	423,092	,	,	,	399,102

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			03-31-2011	12-31-2010
1. Loans	803,923	,	,	,	,	,	,	,	803,923	851,332
- Overdraft	144	,	,	,	,	,	,	,	144	3,710
Without senior security or counter guaranty	144	,	,	,	,	,	,	,	144	3,710
- Discounted Instruments	,	,	,	,	,	,	,	,	,	10,271
Without senior security or counter guaranty	,	,	,	,	,	,	,	,	,	10,271
- Real Estate Mortgage and Collateral Loans	4,212	,	,	,	,	,	,	,	4,212	5,122
Other collaterals and counter guaranty “B”	4,212	,	,	,	,	,	,	,	4,212	5,122
- Consumer	269	,	,	,	,	,	,	,	269	206
Without senior security or counter guaranty	269	,	,	,	,	,	,	,	269	206
- Credit Cards	1,399	,	,	,	,	,	,	,	1,399	1,530
Without senior security or counter guaranty	1,399	,	,	,	,	,	,	,	1,399	1,530
- Other	797,899	,	,	,	,	,	,	,	797,899	830,493
Without senior security or counter guaranty	797,899	,	,	,	,	,	,	,	797,899	830,493
2. Other receivables from financial transactions	18,801	,	,	,	,	,	,	,	18,801	11,176
3. Receivables from financial leases	295	,	,	,	,	,	,	,	295	104
4. Contingent commitments	80,392	,	,	,	,	,	,	,	80,392	59,803
5. Investments in other companies and private securities	210,799	,	,	,	,	,	,	,	210,799	201,418

Total	1,114,210	,	,	,	,	,	,	,	1,114,210	1,123,833

Total Allowances	7,636	,	,	,	,	,	,	,	7,636	8,486

(1)	Maximum amount granted to related clients during March 2011 and December 2010, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF MARCH 31, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount
Swaps	Financial transactions - own account	-	Upon expiration of differences	Residents in Argentina - Financial sector	21	16	36	301,500
Swaps	Interest rate hedge	-	Upon expiration of differences	Residentes in Argentina - Non - financial sector	122	103	14	59,909
Futures	Financial transactions - own account	Foreign currency	Upon expiration of differences	ROFEX	6	2	1	394,129
Futures	Financial transactions - own account	Foreign currency	Upon expiration of differences	MAE	5	3	1	1,736,421
Futures	Financial transactions - own account	Other	Upon expiration of differences	MAE	1	1	1	284
Options	Other hedges	Other	Upon expiration of differences	Residents abroad	6	2	1	94,239
Repo transactions	Financial transactions - own account	Other	Upon expiration of differences	Residents in Argentina - Financial sector	1	1	1	910,591

TOTAL								3,497,073

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2001 AND DECEMBER 31, 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2011	12-31-2010
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,612,107	1,456,822
Due from banks and correspondents	4,399,097	4,234,984

Argentine Central Bank (BCRA)	4,188,599	4,098,792
Other local	11,459	2,574
Foreign	199,039	133,618

	6,011,204	5,691,806

B. GOVERNMENT AND PRIVATE SECURITIES (note 9.a):
Holdings booked at fair value	3,946,408	4,309,767
Holdings booked at amortized cost	181	181
Instruments issued by the BCRA	4,157,612	3,082,019
Investments in listed private securities	64,257	103,604
Less: Allowances	190	189

	8,168,268	7,495,382

C. LOANS:
To government sector (Exhibit 1)	1,331,185	1,297,642
To financial sector (Exhibit 1)	626,577	578,878

Interfinancial - (Calls granted)	,	30,000
Other financing to local financial institutions	575,163	504,636
Interest and listed-price differences accrued and pending collection	51,414	44,242
To non financial private sector and residents abroad (Exhibit 1)	16,343,323	15,219,559

Overdraft	2,478,444	2,366,957
Discounted instruments	2,143,170	2,086,979
Real estate mortgage	838,860	840,841
Collateral Loans	992,688	831,981
Consumer	2,678,376	2,473,299
Credit cards	2,582,693	2,457,922
Other (Note 9.b)	4,486,675	4,010,249
Interest and listed-price differences accrued and pending collection	172,303	179,623
Less: Interest documented together with main obligation	29,886	28,292
Less: Allowances	419,914	396,227

	17,881,171	16,699,852

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	330,787	346,396
Amounts receivable for spot and forward sales to be settled	952,415	251,773
Instruments to be received for spot and forward purchases to be settled	164,389	232,152
Premiums for options bought	5,322	5,582
Unlisted corporate bonds (Exhibit 1)	115,611	102,368
Non-deliverable forward transactions balances to be settled	10,611	20,992
Other receivables not covered by debtor classification regulations	119	119
Other receivables covered by debtor classification regulations (Exhibit 1)	86,143	91,109
Less: Allowances	5,163	6,632

	1,660,234	1,043,859

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	603,452	535,619
Interest accrued pending collection (Exhibit 1)	8,445	6,936
Less: Allowances	8,868	8,098

	603,029	534,457

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	49,620	47,700
Other (note 9.c)	64,828	62,442
Less: Allowances	,	4

	114,448	110,138

G. OTHER RECEIVABLES:
Other (note 9.d)	522,306	480,972
Other interest accrued and pending collection	2,011	2,695
Less: Allowances	129,200	102,303

	395,117	381,364

H. PREMISES AND EQUIPMENT:	526,151	523,608

I. OTHER ASSETS:	26,431	27,753

J. INTANGIBLE ASSETS:
Organization and development expenses	76,685	66,547

	76,685	66,547

K. SUSPENSE ITEMS:	4,951	5,030

L. OTHER SUBSIDIARIES’ ASSETS (note 9.e):	450	450

TOTAL ASSETS:	35,468,139	32,580,246

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2011 AND DECEMBER 31, 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2011	12-31-2010
LIABILITIES:
M. DEPOSITS:
Government sector	1,075,413	785,956
Financial sector	25,812	10,406
Non financial private sector and residents abroad	22,934,934	21,664,945

Checking accounts	5,460,767	5,063,665
Savings deposits	7,729,148	7,533,275
Time deposits	9,142,650	8,541,279
Investments accounts	62,342	78,009
Other	473,784	389,346
Interest and listed-price differences accrued payable	66,243	59,371

	24,036,159	22,461,307

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	2,611	2,747

Other	2,611	2,747
Banks and International Institutions	141,210	88,536
Unsubordinated corporate bonds	70,000	70,000
Amounts payable for spot and forward purchases to be settled	112,436	218,075
Instruments to be delivered for spot and forward sales to be settled	1,093,546	241,915
Premiums for options written	2,333	2,348
Financing received from Argentine financial institutions	203,408	121,347

Interfinancial (calls received)	32,800	5,100
Other financings from local financial institutions	170,601	116,243
Interest accrued payable	7	4
Non-deliverable forward transactions balances to be settled	111	530
Other (note 9.f)	1,495,406	1,240,802
Interest and listed - price differences accrued payable	8,526	6,501

	3,129,587	1,992,801

O. OTHER LIABILITIES:
Dividends payable	804,000	,
Fees payable	211	62
Other (note 9.g)	808,959	817,722

	1,613,170	817,784

P. ALLOWANCES:	531,121	528,274

Q. SUSPENSE ITEMS:	12,469	17,411

R. OTHER SUBSIDIARIES’ LIABILITIES (note 9.h):	2,898,117	2,836,562

TOTAL LIABILITIES:	32,220,623	28,654,139

S. MINORITY INTEREST IN SUBSIDIARIES (note 6):	197,250	179,192

STOCKHOLDERS’ EQUITY:	3,050,266	3,746,915

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	35,468,139	32,580,246

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2011	12-31-2010
DEBIT ACCOUNTS
Contingent
– Guaranties received	3,839,818	3,581,622
– Contra contingent debit accounts	774,387	678,731

	4,614,205	4,260,353

Control
– Receivables classified as irrecoverable	319,768	330,149
– Other (note 9.i)	56,620,963	56,127,912
– Contra control debit accounts	649,274	598,431

	57,590,005	57,056,492

Derivatives
– “Notional” amount of call options bought	43,832	52,702
– “Notional” amount of put options bought	,	27,402
– “Notional” amount of non-deliverable forward transactions	1,121,258	2,478,406
– Interest rate SWAP	311,409	213,967
– Contra debit derivatives accounts	1,059,983	2,184,969

	2,536,482	4,957,446

For trustee activities
– Funds in trust	12,713	12,653

	12,713	12,653

TOTAL	64,753,405	66,286,944

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	66,706	70,538
– Guaranties provided to the BCRA	99,113	101,609
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	457,451	363,828
– Other guaranties given non covered by debtor classification regulations	82,341	75,403
– Other covered by debtor classification regulations (Exhibit 1)	68,776	67,353
– Contra contingent credit accounts	3,839,818	3,581,622

	4,614,205	4,260,353

Control
– Items to be credited	545,386	510,436
– Other	103,888	87,995
– Contra control credit accounts	56,940,731	56,458,061

	57,590,005	57,056,492

Derivatives
– “Notional” amount of call options written	50,407	60,082
– “Notional” amount of put options written	,	24,662
– “Notional” amount of non-deliverable forward transactions	1,009,576	2,100,225
– Contra credit derivatives accounts	1,476,499	2,772,477

	2,536,482	4,957,446

For trustee activities
– Contra credit accounts for trustee activities	12,713	12,653

	12,713	12,653

TOTAL	64,753,405	66,286,944

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2011	03-31-2010
A. FINANCIAL INCOME
Interest on cash and due from banks	,	9
Interest on loans to the financial sector	28,198	29,371
Interest on overdraft	83,936	65,703
Interest on discounted instruments	55,995	36,327
Interest on real estate mortgage	29,817	27,465
Interest on collateral loans	34,708	23,291
Interest on credit card loans	76,178	48,697
Interest on other loans	215,701	157,398
Interest from other receivables from financial transactions	5,165	302
Interest on financial leases	24,440	13,490
Income from secured loans - Decree 1387/01	59,372	71,357
Net income from government and private securities	200,035	233,191
Net income from options	639	,
Indexation by CER	8,872	285
Gold and foreign currency exchange difference	61,340	56,810
Other	20,338	22,958

	904,734	786,654

B. FINANCIAL EXPENSE
Interest on checking accounts	,	3,958
Interest on savings deposits	1,902	1,813
Interest on time deposits	194,393	137,351
Interest on interfinancial financing (calls received)	310	242
Interest on other financing from financial institutions	4,849	652
Interest on other liabilities from financial transactions	3,779	1,289
Other interest	1,592	602
Indexation by CER	47	80
Contribution to the deposit guarantee fund	9,878	8,079
Other	34,721	27,663

	251,471	181,729

GROSS INTERMEDIATION MARGIN - GAIN	653,263	604,925

C. ALLOWANCES FOR LOAN LOSSES	41,576	30,706

D. SERVICE CHARGE INCOME
Related to lending transactions	143,852	102,493
Related to liability transactions	163,869	143,789
Other commissions	24,289	18,426
Other (note 9.j)	87,451	75,228

	419,461	339,936

E. SERVICE CHARGE EXPENSE
Commissions	84,060	53,030
Other (note 9.k)	31,639	23,491

	115,699	76,521

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2011	03-31-2010
F. ADMINISTRATIVE EXPENSES
Payroll expenses	334,837	314,069
Fees to Bank Directors and Statutory Auditors	190	184
Other professional fees	9,409	9,899
Advertising and publicity	24,295	17,865
Taxes	37,858	30,090
Fixed assets depreciation	15,052	13,416
Organizational expenses amortization	7,010	5,690
Other operating expenses	74,826	56,991
Other	47,688	38,239

	551,165	486,443

NET GAIN FROM FINANCIAL TRANSACTIONS	364,284	351,191

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(18,057)	(3,475)

G. OTHER INCOME
Income from long-term investments	6,518	868
Punitive interests	925	836
Loans recovered and reversals of allowances	16,341	16,938
Other (note 9.l)	68,144	18,457

	91,928	37,099

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	20	190
Charge for uncollectibility of other receivables and other allowances	34,943	21,678
Amortization of difference arising from judicial resolutions	3,542	7,244
Depreciation and losses from miscellaneous assets	99	445
Other (note 9.m)	121,847	107,624

	160,451	137,181

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	277,704	247,634

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	82,222	87,960

NET INCOME FOR THE PERIOD	195,482	159,674

The accompanying notes 1 through 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2011	03-31-2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	6,251,784 (1)	5,818,088 (1)
Cash and cash equivalents at the end of the period	6,577,541 (1)	6,175,463 (1)

Net increase in cash and cash equivalents	325,757	357,375

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	(435,492)	436,890
- Loans	(554,361)	366,099

to financial sector	(71,527)	(62,530)
to non-financial public sector	(9,765)	(5,267)
to non-financial private sector and residents abroad	(473,069)	433,896
- Other receivables from financial transactions	23,813	(14,642)
- Receivables from financial leases	(68,572)	15,453
- Deposits	1,329,192	42,207

to financial sector	15,406	(3,406)
to non-financial public sector	285,194	61,772
to non-financial private sector and residents abroad	1,028,592	(16,159)
- Other liabilities from financial transactions	394,876	20,571

Financing from financial or interfinancial sector (calls received)	27,700	2,323
Others (except liabilities included in Financing Activities)	367,176	18,248
Collections related to service charge income	417,317	341,472
Payments related to service charge expense	(115,592)	(76,506)
Administrative expenses paid	(516,942)	(519,671)
Organizational and development expenses paid	(11,577)	(10,795)
Net collections from punitive interest	813	553
Differences from judicial resolutions paid	(3,542)	(7,244)
Collections of dividends from other companies	2,228	2,068
Other payments related to other income and expenses	(35,550)	(82,190)

Net cash flows provided by operating activities	426,611	514,265

Investment activities
Net payments from premises and equipment	(17,595)	(32,995)
Net collections / (payments) from other assets	1,223	(147)
Other payments from investment activities	(54,148)	(37,012)

Net cash flows used in investment activities	(70,520)	(70,154)

Financing activities
Net collections/ (payments) from:
- Argentine Central Bank	(140)	(75)

Other	(140)	(75)
- Banks and international agencies	52,674	(17,668)
- Financing received from local financial institutions	54,358	(6,303)
Other collections from financing activities	(137,226)	(62,699)

Net cash flows used in financing activities	(30,334)	(86,745)

Financial results and results from holdings of cash and cash equivalents (including interest)	,	9

Net increase in cash and cash equivalents	325,757	357,375

(1)	See note 8 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2011, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2010, AND THE STATEMENTS OF INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF MARCH 31, 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF or the Bank) has consolidated - line by line - its balance sheets as of March 31, 2011 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the three month periods ended March 31, 2011 and 2010, as per the following detail:

-	As of March 31, 2011:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and Francés Administradora de Inversiones S.A., for the three month periods ended March 31, 2011 and 2010.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the nine month periods ended March 31, 2011 and 2010.

-	As of December 31, 2010:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and Francés Administradora de Inversiones S.A., for the fiscal years ended December 31, 2010.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2010.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a three month period ended on March 31, 2011 and 2010.

Interests in subsidiaries as of March 31, 2011 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		03-31-2011	12-31-2010	03-31-2011	12-31-2010	03-31-2011	12-31-2010
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Retiro S.A.	Common	32,274,350	32,274,350	66.2101	66.2101	66.2101	66.2101
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
Francés Administradora de Inversiones S.A.	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of March 31, 2011 and the end of the previous fiscal year and net income balances for the three month periods ended March 31, 2011 and 2010, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain - (loss)
Companies	03-31-2011	12-31-2010	03-31-2011	12-31-2010	03-31-2011	12-31-2010	03-31-2011	03-31-2010
Francés Valores Soc. de Bolsa S.A.	18,189	20,017	5,487	7,650	12,702	12,367	335	933
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	107,350	107,329	78,220	66,365	29,130	40,964	(11,834)	(17,796)
Atuel Fideicomisos S.A. and its subsidiary	,	,	,	,	,	,	,	1,054
Consolidar Cía. de Seguros de Retiro S.A.	3,446,519	3,341,186	3,117,939	3,071,023	328,580	270,163	58,417	21,287
PSA Finance Argentina Cía Financiera S.A.	908,112	753,418	764,014	616,828	144,098	136,590	7,508	8,884
Francés Administradora de Inversiones S.A.	44,792	41,894	3,565	2,849	41,227	39,045	2,182	,

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF.

The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

•

Loans secured by the National Government - Decree 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A amounting to 714,472 and 693,449 as of March 31, 2011 and the end of the previous fiscal year, respectively, were valued in accordance with the regulations of the S.S.N.

On January 28 and on February 25, 2009, the Board of Directors of Consolidar Cía de Seguros de Retiro S.A. exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of secured bonds Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”).

Besides, on September 10, 2009, Consolidar Cía de Seguros de Retiro S.A.’s Board of Directors exercised the exchange options provided by Resolutions No. 52 and 57 of the Secretariat of Finance in connection with its holdings of Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos”) and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN) (“Bonos del Gobierno Nacional en pesos 2% 2014”) whose nominal values amounted to 7,938, 2,000 and 42,900, respectively, and it received in exchange 11,882 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”) and 57,272 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 300 pbs Vto 2015”). These promissory notes have been valued in accordance with the rules laid down by the National Superintendence of Insurance, which does not give rise to differences with the professional accounting standards in force in Argentina.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the S.S.N.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the S.S.N.

•

Consolidar Cía. de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 7,649 and 7,913 at March 31, 2011 and the end of the previous fiscal year, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in Argentina, such amount should have been recorded as a loss for the year ended December 31, 2003.

b)	Arising from the application of the accounting standards laid down by B.C.R.A. and the professional accounting standards in force in Argentina:

•

Consolidar Cía. de Seguros de Retiro S.A.: as of December 31, 2010, a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values at that date amounted to 1,728 (income).

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 7,300 and 5,972 as of March 31, 2011 and the end of the previous fiscal year, respectively.

•

The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

a)	Law No. 26,222 - Merger between Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A.:

In view of the reforms introduced in the Argentine Social Security System by Law No. 26,222 and its supplementary regulations, on October 17, 2008, the Ordinary and Extraordinary General Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. decided to authorize the Final Merger Agreement with Consolidar Cía. de Seguros de Retiro S.A. undersigned by the Board of Directors on September 23, 2008. On January 29, 2009, the S.S.N. authorized said merger, which was then approved by the Supervisory Board of Companies (I.G.J.) on April 6, 2009.

b)	Law N° 26.425 - Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA in Spanish). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

In addition, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators for of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the I.G.J.

BBVA Banco Francés S.A., in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar A.F.J.P. filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40.437/2010. The complaint was ratified by BBVA Banco Francés S.A. in its capacity as majority shareholder in that company.

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the I.G.J. conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

As of March 31, 2011, the Company met the requirements for a mandatory capital stock reduction as prescribed by Section 206 of the Argentine Companies Law. The Company’s liquidators are assessing the company’s situation and its businesses and the Shareholders’ meeting called to approve the financial statements as of June 30, 2011 must decide how to proceed.

Besides, as from the enactment of Law No. 26,425, Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which stood for a highly significant percentage of the premiums. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities. (See note 1.4. to the stand-alone financial statements of BF).

4.	PSA FINANCE ARGENTINA CÍA FINANCIERA S.A.

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Bank is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Bank started to receive deposits and therefore, it participates in the Deposit Guarantee Fund created by Law No. 24,485.

5.	ATUEL FIDEICOMISOS S.A. – MERGER WITH BBVA BANCO FRANCÉS S.A.

As of December 31, 2009, under its line of business, Atuel Fideicomisos S.A. acted in its capacity as a trustee for certain trusts, in no case being personally liable for the liabilities assumed; such liabilities would be satisfied out of the proceeds of the underlying assets of each such trust.

On March 15, 2010, the Board of Directors of BBVA Banco Francés S.A. and Atuel Fideicomisos S.A. entered into a “Preliminary Merger Agreement” whereby Atuel Fideicomisos S.A. was merged into BBVA Banco Francés S.A. on the basis of the financial statements of both companies as of December 31, 2009. Said preliminary merger agreement, together with the special consolidated financial statements for merging purposes, were approved by BBVA Banco Francés S.A.’s Shareholders’ Meeting held on April 30, 2010 and by Atuel Fideicomisos S.A.’s Shareholders’ Meeting held on May 3, 2010. The merger process stipulated in the above-mentioned Preliminary Merger Agreement consisted in the absorption by BBVA Banco Francés S.A. of Atuel’s entire equity, with Atuel S.A. being dissolved though not liquidated and BBVA Banco Francés S.A. remaining as a legal entity.

On May 7, 2010, the B.C.R.A. sent a note stating that it is not within their purview to issue an opinion on the merger in the terms of Section 7 of the Law of Financial Institutions and/or the regulations applicable to the merger of financial institutions (namely, Circular Letter CREFI-2, Communication “A” 2241, Chapter I, Section 2) on grounds of Atuel Fideicomisos S.A. not being a party within the scope of said rules and regulations. This notwithstanding, the Bank proceeded with the publications required under Section 83, Sub-section 3 of the Argentine Companies Law, with no objections by creditors. Finally, on June 28, 2010 the parties filed with the C.N.V. the public deed that transcribes the resolutions adopted by their respective corporate governance bodies and approves the final merger agreement. On August 6, 2010, the C.N.V. approved the merger. On October 22, 2010, the I.G.J. registered Atuel Fideicomisos S.A.’s dissolution without liquidation due to a merger under Number 19,916, on Book 51 of Stock Corporations and the merger procedure was finalized.

6.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03-31-2011	12-31-2010
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	13,433	18,889
Consolidar Cía. de Seguros de Retiro S.A.	111,025	91,287
Francés Valores Sociedad de Bolsa S.A.	639	622
PSA Finance Argentina Cía Financiera S.A.	72,049	68,295
Francés Administradora de Inversiones S.A.	104	99

Total	197,250	179,192

7.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 9,600 as of March 31, 2011 and the end of the previous fiscal year. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of BF.

8.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03-31-2011	12-31-2010	03-31-2010	12-31-2009
a) Cash and due from banks	6,011,204	5,691,806	5,432,205	5,255,412

b) Government securities	479,837	442,478	634,710	488,176

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period or fiscal year	86,500	117,500	108,548	74,500

CASH AND CASH EQUIVALENTS	6,577,541	6,251,784	6,175,463	5,818,088

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of the period or fiscal year.

9.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	03-31-2011	12-31-2010
a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value

Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	1,362,756	1,383,120
Secured Bonds due in 2020	887,695	988,036
Discount Bonds in pesos	445,361	425,016
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	443,740	419,487
Treasury Notes	228,816	222,929
Discount Bonds in US dollar	193,296	170,223
Federal Government Bonds in US dollar 7% P.A. due 2015 (Boden 2015)	125,451	267,987
Secured Bonds due in 2018	90,111	101,164
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	44,713	44,850
Bocon PRE9	28,263	29,673
Federal Government Bonds 7% due in 2017 (Bonar X)	27,795	4,686
Federal Government Bonds in Pesos 10.5 % due in 2012	27,018	26,186
Federal Government Bocon PRO 12	12,625	183,003
Federal Government Bocon PRO 13	11,452	9,639
Cuasipar Bonds in pesos	11,066	,
Peso-denominated GDP-related securities (1)	1,658	4,141
Federal Government Bonds in US dollar 7% due in 2011	,	12,355
Other	4,592	17,272

Total	3,946,408	4,309,767

* Holdings booked at amortized cost

Other	181	181

Total	181	181

	03-31-2011	12-31-2010

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	2,364,049	1,650,748
BCRA Notes (NOBAC)	1,793,563	1,431,271

Total	4,157,612	3,082,019

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	17,175	1,289
Corporate Bonds YPF	13,201	50,291
MBT Serie 1 Clase A Financial Trust	10,031	10,121
Corporate Bonds Gas Natural Ban	9,139	9,135
Corporate Bonds Grupo Concesionario del Oeste	4,806	5,453
Corporate Bonds Petrobrás Energía S.A.	3,788	3,656
Corporate Bonds Tarjeta Cuyana	1,585	,
Corporate Bonds Petroquímica Comodoro Rivadavia S.A.	1,495	2,273
FBA Renta Pesos Investment Fund	3	15,850
Other	3,034	5,536

Total	64,257	103,604

- Allowances	(190)	(189)

Total	8,168,268	7,495,382

b) LOANS – Other

Loans granted to pre-finance and finance exports	2,662,591	2,329,504
Fixed-rate financial loans	1,465,988	1,392,175
Other	358,096	288,570

Total	4,486,675	4,010,249

c) INVESTMENTS IN OTHER COMPANIES – Other

In other companies- unlisted	40,927	37,321
In companies-supplementary activities	23,901	25,121

Total	64,828	62,442

d) OTHER RECEIVABLES – Other

Miscellaneous receivables	129,564	154,010
Guarantee deposits	127,012	102,105
Prepayments	106,417	95,141
Tax prepayments	100,615	71,304
Other	58,698	58,412

Total	522,306	480,972

	03-31-2011	12-31-2010

e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	450	450

Total	450	450

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other

Collections and other operations for the account of third parties	533,764	290,211
Accounts payable for consumption	405,809	394,705
Other withholdings and collections at source	202,366	202,444
Money orders payable	195,960	179,820
Loans received from Argentine Technological Fund (FONTAR)	33,899	38,391
Pending Banelco debit transactions	17,775	28,493
Loans received from Interamerican Development Bank (BID)	15,260	18,420
Other	90,573	88,318

Total	1,495,406	1,240,802

g) OTHER LIABILITIES – Other

Accrued taxes	348,820	320,546
Accrued salaries and payroll taxes	199,664	187,503
Miscellaneous payables	194,654	241,339
Amounts collected in advance	63,450	65,126
Other	2,371	3,208

Total	808,959	817,772

h) OTHER SUBSIDIARIES’ LIABILITIES

Insurance companies, mathematical reserve	2,463,227	2,450,173
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	346,654	309,208
Difference arising from secured loans accrued valuation – Consolidar Cía. de Seguros de Retiro S.A.	(7,649)	(7,913)
Other related to insurance business	95,885	85,094

Total	2,898,117	2,836,562

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	36,770,619	36,645,801
Items in safekeeping	17,287,953	17,028,587
Checks not yet credited	1,760,966	1,697,519
Collections items	425,373	430,819
Checks drawn on the Bank pending clearing	305,792	245,783
Other	70,260	79,403

Total	56,620,963	56,127,912

	03-31-2011	03-31-2010

j) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	37,930	30,096
Rental of safe-deposit boxes	16,692	11,435
Commissions for loans and guaranties	12,441	7,078
Commissions for transportations of values	2,216	2,910
Commissions for salary payment	2,088	1,850
Commissions for capital market transactions	1,444	4,049
Commissions for trust management	244	282
Other	14,396	17,528

Total	87,451	75,228

k) SERVICE CHARGE EXPENSE - Other

Turn-over tax	24,617	17,398
Insurance paid on lease transactions	4,530	4,041
Other	2,492	2,052

Total	31,639	23,491

l) OTHER INCOME - Other

Consolidar Retiro S.A. income tax	29,569	,
Deferred income tax (1)	26,400	8,000
Premiums - Insurance companies	3,723	4,793
Related parties expenses recovery	3,050	2,043
Gain from the sale of premises and equipment and other assets	452	111
Rent	181	140
Others	4,769	3,370

Total	68,144	18,457

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

m) OTHER EXPENSE - Other

Insurance companies, mathematical reserve	55,081	50,127
Life Annuities - Consolidar Cía. de Seguros de Retiro S.A.	45,968	38,988
Other	20,798	18,509

Total	121,847	107,624

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish-See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2011	12-31-2010
COMMERCIAL PORTFOLIO
Normal performance	11,659,782	10,836,794

Preferred collaterals and counter guaranty “A”	211,069	213,568
Other collaterals and counter guaranty “B”	195,869	176,354
Without senior security or counter guaranty	11,252,844	10,446,872
With special follow-up	22,097	21,955

Under to an observation
Without senior security or counter guaranty	22,097	21,955
With high risk of uncollectibility	5,876	3,927

Without senior security or counter guaranty	5,876	3,927
Uncollectible	878	2,010

Without senior security or counter guaranty	878	2,010

Total	11,688,633	10,864,686

EXHIBIT 1
(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish-See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2011	12-31-2010
CONSUMER AND HOUSING PORTFOLIO
Normal performance	7,866,262	7,334,252

Preferred collaterals and counter guaranty “A”	11,827	12,019
Other collaterals and counter guaranty “B”	1,559,162	1,434,281
Without senior security or counter guaranty	6,295,273	5,887,952
Low risk	66,504	54,690

Other collaterals and counter guaranty “B”	19,067	15,886
Without senior security or counter guaranty	47,437	38,804
Medium risk	41,295	33,792

Other collaterals and counter guaranty “B”	4,121	3,353
Without senior security or counter guaranty	37,174	30,439
High risk	30,937	33,038

Other collaterals and counter guaranty “B”	3,375	3,312
Without senior security or counter guaranty	27,562	29,726
Uncollectible	13,911	13,188

Other collaterals and counter guaranty “B”	9,103	8,467
Without senior security or counter guaranty	4,808	4,721
Uncollectible, classified as such under regulatory requirements	127	184

Other collaterals and counter guaranty “B”	99	96
Without senior security or counter guaranty	28	88

Total	8,019,036	7,469,144

General Total (1)	19,707,669	18,333,830

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a) the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of March 31, 2011 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the three-month period then ended, with their notes 1 to 18 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b) the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of March 31, 2011 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the three-month period then ended, with their notes 1 to 9 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information referred to above are presented for comparative purposes with the balance sheets and supplemental information for the year ended December 31, 2010.

The statements of income, of changes in stockholders’ equity and cash and cash equivalents flow referred to above (the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the three-month period ended March 31, 2010.

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (“B.C.R.A.”) for the limited reviews of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the balance sheet position of the Bank as of March 31, 2011, on the results of its operations, the changes in its stockholders’ equity and its cash and cash equivalents flow for the three-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements taken as a whole, we are in position to report that:

a) the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b) we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2010 and those for the three-month period ended March 31, 2010, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a) our Independent Auditors´ Report on the financial statements for the year ended December 31, 2010 was issued on February 9, 2011 and was qualified due to certain departures from professional accounting standards currently in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b) our Independent Auditors´ Limited Review Report on the financial statements for the three-month period ended March 31, 2010 was issued on May 6, 2010, including an observation originated in certain departures from professional accounting standards in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 18 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, May 9, 2011.

ROXANA M. FIASCHE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: May 17, 2011	By:	/s/ José Carlos López Álvarez
Name: José Carlos López Álvarez
Title: Chief Financial Officer